

September 12, 2012

Via E-mail
Ms. Julie Zhili Sun
Chief Financial Officer
China Mass Media Corp.
Haiyan Xing
6th Floor, Tower B
Corporate Square
35 Finance Street, Xicheng District
Beijing 100033
People's Republic of China

> **Re:** **China Mass Media Corp.**
> **Amendment No. 1 to Schedule 13E-3 filed by China Mass Media Corp.,**
> **Shengcheng Wang, China Mass Media Holdings Limited, CMM Holdings**
> **Limited, Arctic Spring Limited, and Happy Indian Ocean Limited**
> **Filed on September 7, 2012**
> **File No. 005-84173**

Dear Ms. Sun:

We have reviewed your filing and have the following comments Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in the marked courtesy copy of your filing.

General

1. We note your response to prior comment 1. Please confirm that Mr. Wang has sole voting and investment power with respect to 100% of the equity securities of each of Arctic Spring Limited and Happy Indian Ocean Limited.

2. We note your response to prior comment 2. Please place the legend required by Rule 13e-3(e)(1)(iii) on the front cover page of your disclosure document (that is, the notice to shareholders). This legend currently appears on page 3 of the notice, instead of page 1.

3. We note your response to prior comment 3, in which you appear to state that Shearman & Sterling was retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction. Please confirm that Shearman &

Sterling was not hired to represent the special committee, and that Shearman & Sterling made substantive decisions regarding the material economic and legal terms of the transaction, in each case independent of the special committee, or revise your disclosure in accordance with Item 1014(d) of Regulation M-A.

Reasons for the Merger and Recommendation of the Independent Committee…, page 29

4.   We note your response to prior comment 4. You have retained references to a "superior proposal" in several places (twice on page 32 and again on page 37). Please revise this disclosure in accordance with your response to prior comment 4, or advise us as to how this factor was considered by the filing persons, given Mr. Wang's explicit refusal to sell his stake in the company to any third party.

Certain Financial Projections, page 38

5.   We note your response to prior comment 7. You have retained a statement that no party admits or represents that the projections are material. Please advise how the parties could take this view, given that the disclosure document presents a financial analysis that depends heavily on these projections. Alternatively, please revise your disclosure.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Alan Seem, Esq.
        Shearman & Sterling LLP